China Cord Blood Corporation Reports
First Quarter Fiscal 2011 Financial Results

Revenue Increases 23.8% to RMB71.7 Million
RMB17.6 Million Net Income Attributable to Shareholders
Conference Call to be Held at 8am ET September 10, 2010

HONG KONG, China, September 10, 2010 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or “the Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced unaudited financial results for the first fiscal quarter ended June 30, 2010.

Highlights

•	Net revenue increased 23.8% to RMB71.7 million ($10.6 million).
•	Fiscal 2011 first quarter new subscriber sign-ups grew 17.3% to 12,180, exceeding the 12,000 mark for the first time.
•	Gross profit rose to RMB54.4 million ($8.0 million) and gross margin improved four percentage points to 75.9%.
•	Operating income reached RMB23.4 million ($3.4 million).
•	RMB17.6 million ($2.6 million) net income attributable to shareholders compared to a net loss of RMB4.6 million in the prior year period.
•	Completed the investment in 19.9% equity interest in the Shandong cord blood bank operator in May 2010.

Summary – The quarter ended June 30, 2009 and 2010
	Three Months Ended
	June 30,
	2010		2009
	USD(‘000)	RMB(‘000)	RMB(‘000)
Revenue	10,572	71,696	57,928
Gross Profit	8,028	54,444	41,672
Operating Income	3,444	23,355	23,055
Net Income/(Loss) Attributable to Shareholders	2,593	17,586	(4,592)
EPS Attributable to Ordinary Shares – Basic (USD/RMB)	0.04	0.26	(0.18)

Revenue Breakdown (%)
Processing Fee		79.1%	84.1%
Storage Fee		20.9%	15.9%

New Subscribers (persons)		12,180	10,381
Accumulated Total Number of Subscribers (persons)		141,492	94,441

“We are very pleased with our solid performance in the first quarter of fiscal 2011,” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of China Cord Blood Corporation.  “We have started off a new fiscal year with a record number of new subscribers and such continued accelerated growth in our business affirms our belief that fiscal 2011 will be another remarkable year.  Our sales force and hospital network continue to expand reflecting our commitment to further market penetration and deepening our market influence. Due to the large size of the Beijing and Guangdong markets, our penetration level seems modest when compared with the growth opportunities available to us. ”

Ms. Zheng further commented, “The first quarter was also very eventful.  In May 2010, we completed our investment in a 19.9% equity interest in Qilu Stem Cell Engineering Company Limited, the exclusive cord blood bank operator in the Shandong province.  In July 2010, our ownership stake in Cordlife increased after the completion of its rights issue.” Ms. Zheng added, “The cancellation of our management incentive warrant plan further aligns management’s interests with those of shareholders.  We have also been added to the Russell Global Index at the end of June 2010.  All these events not only reflect our dedicated efforts to improve shareholder value as we work toward becoming the most influential cord blood bank operator in China and the Asia Pacific region, but more importantly, pave the way for the Company to seize any opportunities for further expansion and development in the future.”

First Quarter 2011 Financial Results

Total revenue in the first quarter increased 23.8% to RMB71.7 million ($10.6 million) from RMB57.9 million compared to the same period last year.  This is also the first time that our quarterly new subscriber number exceeded the 12,000 mark reaching 12,180. Fueled by the growth in new subscriber numbers, revenue generated from processing fees increased 16.4% year-over-year to RMB56.7 million ($8.4 million).  Revenue from storage fees increased 62.9% year over year to RMB15.0 million ($2.2 million), due to an increase in the total number of subscribers during the quarter.  Our total subscriber base as of June 30, 2010 reached 141,492 subscribers, up 49.8% year-over-year.

Gross profit in the first quarter of fiscal 2011 increased to RMB54.4 million ($8.0 million) from RMB41.7 million in the prior year period. Gross margin expanded by four percentage points to 75.9% primarily due to favorable change in revenue mix, economies of scale and further cost savings. Storage fees accounted for 20.9% of the total revenue mix in the first quarter of fiscal 2011, as compared to 15.9% for the first quarter of fiscal 2010.

Sales and marketing expense for the first quarter amounted to RMB10.1 million ($1.5 million). As part of our commitment to continuously expand our sales and marketing platform, we continued to invest in marketing activities and develop new marketing channels.  Such activities will aid the establishment of a more comprehensive sales network and enhance public awareness of cord blood stem cell storage services.

General administration expenses for the quarter amounted to RMB19.5 million ($2.9 million).  The increase in general administrative expenses reflected the increase of corporate overhead after listing on the NYSE and the rise in legal and professional expenses.  Research and development expense amounted to RMB1.5 million ($0.2 million) in the first quarter of fiscal 2011, reflecting our continued efforts to improve profitability and operating efficiency.

Operating income and net income attributable to shareholders in first quarter fiscal 2011 was RMB23.4 million ($3.4 million) and RMB17.6 million ($2.6 million), respectively.  Net margin for the first quarter of fiscal 2011 was 24.5%.

Basic earnings per share for first quarter of fiscal 2011 were RMB0.26 ($0.04).

As of June 30, 2010, we had cash and cash equivalents of RMB323.3 million ($47.7 million), compared to RMB280.8 million as of March 31, 2010. As of June 30, 2010, total borrowing was RMB45 million ($6.6 million).

Ms. Zheng concluded, “Our solid track record within our local markets makes us the role-model for others to follow. It also results in tremendous credibility and facilitates our geographical expansion strategy within China. We will continue to strive in achieving substantial financial performance through organic growth and by pursuing strategic relationships in domestic and international markets as demonstrated by our past achievements.”

Financial Outlook
The Company continues to expect the number of new subscribers to exceed 58,000 for the fiscal year 2011, which would translate into at least a 30% increase in net revenue.  The management team also expects to have an accumulated total number of at least 187,000 subscribers at the end of fiscal 2011.

Conference Call
The Company will hold a conference call at 8:00 a.m. ET on Friday, September 10, 2010 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session.

Interested parties may access the audio webcast through the following link: http://phx.corporate-ir.net/playerlink.zhtml?c=206671&s=wm&e=3297686.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004, for US callers, or +852-2475-0994, for Hong Kong callers, access code: 94640489.

About China Cord Blood Corporation
China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with multiple licenses. Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only six licenses have been issued as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement
This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the first three months of fiscal 2011 were made at the noon buying rate of RMB6.7815 to $1.00 on June 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6599-7968

Exhibit 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30 and March 31, 2010

	June 30,		March 31,
	2010		2010
	US$	RMB	RMB
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	47,676	323,315	280,835
Accounts receivable, less allowance for doubtful accounts (June 30, 2010: RMB8,706; March 31, 2010: RMB8,016)	7,948	53,902	61,349
Inventories	1,126	7,635	5,070
Prepaid expenses and other receivables	1,591	10,788	13,137
Deferred tax assets	612	4,151	3,443
Total current assets	58,953	399,791	363,834
Property, plant and equipment, net	36,546	247,836	250,491
Non-current prepayments	1,199	8,128	151,138
Non-current accounts receivable, less allowance for doubtful accounts (June 30, 2010: RMB12,567; March 31, 2010: RMB9,181)	28,517	193,386	176,874
Inventories	4,546	30,830	29,637
Intangible asset, net	3,842	26,054	26,297
Available-for-sale equity securities	5,502	37,313	48,475
Other investment	20,575	139,532	-
Deferred tax assets	83	565	288
Total assets	159,763	1,083,435	1,047,034

LIABILITIES
Current liabilities
Bank loan	6,636	45,000	45,000
Accounts payable	966	6,549	5,410
Accrued expenses and other payables	3,241	21,976	22,475
Deferred revenue	6,361	43,135	36,074
Amounts due to related parties	436	2,960	2,977
Income tax payable	769	5,217	4,098
Total current liabilities	18,409	124,837	116,034
Deferred revenue	15,214	103,174	93,155
Other non-current liabilities	2,668	18,096	15,978
Deferred tax liabilities	282	1,910	2,259
Total liabilities	36,573	248,017	227,426

Exhibit 1 (Continued)

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30 and March 31, 2010 – (continued)

	June 30,		March 31,
	2010		2010
	US$	RMB	RMB
	(in thousands except share data)

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 67,025,096 shares and 66,743,693 shares issued and outstanding as of June 30 and March 31, 2010, respectively	7	46	46
Additional paid-in capital	107,496	728,983	719,329
Accumulated other comprehensive (loss)/income	(1,570)	(10,642)	2,221
Retained earnings	15,465	104,876	87,290
Total shareholders’ equity	121,398	823,263	808,886
Noncontrolling interests	1,792	12,155	10,722
Total equity	123,190	835,418	819,608
Total liabilities and equity	159,763	1,083,435	1,047,034

Exhibit 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2010 and 2009

	Three months ended June 30,
	2010		2009
	US$	RMB	RMB
	(in thousands except per share data)

Revenues	10,572	71,696	57,928
Direct costs	(2,544)	(17,252)	(16,256)
Gross profit	8,028	54,444	41,672
Operating expenses
Research and development	(228)	(1,543)	-
Sales and marketing	(1,488)	(10,090)	(7,041)
General and administrative	(2,868)	(19,456)	(11,576)
Total operating expenses	(4,584)	(31,089)	(18,617)
Operating income	3,444	23,355	23,055
Other income/(expense), net
Interest income	361	2,451	1,031
Interest expense	(89)	(606)	(460)
Exchange (loss)/gain	(35)	(237)	113
Write-off of deferred reverse recapitalization costs	-	-	(21,566)
Others	17	114	293
Total other income/(expense), net	254	1,722	(20,589)
Income before income tax	3,698	25,077	2,466
Income tax expense	(901)	(6,110)	(5,773)
Net income/(loss)	2,797	18,967	(3,307)
Income attributable to noncontrolling interests	(204)	(1,381)	(1,285)
Net income/(loss) attributable to shareholders	2,593	17,586	(4,592)

Net income/(loss) per share:
Attributable to ordinary shares
-Basic	0.04	0.26	(0.18)
-Diluted	0.04	0.26	(0.18)

Attributable to redeemable ordinary shares
-Basic	-	-	0.22
-Diluted	-	-	0.22